# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Profound Medical Corp., CIK 0001628808
CUSIP: 74319B502
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2400 Skymark Avenue, Unit 6, MISSISSAUGA, ONTARIO, Ontario Canada (A6), 5K5
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019056-20-000110
Filed by CIK 0001125725

## Reporting persons
- Gagnon Securities LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,771,667; sole dispositive power 0; shared dispositive power 1,920,060; aggregate amount beneficially owned 1,920,060 (6.4% of the class)
- Gagnon Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 896,671; sole dispositive power 0; shared dispositive power 896,671; aggregate amount beneficially owned 896,671 (3% of the class)
- Neil Gagnon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 315,195; shared voting power 2,868,389; sole dispositive power 315,195; shared dispositive power 3,031,548; aggregate amount beneficially owned 3,346,743 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Profound Medical Corp.
Address of issuer's principal executive offices: 2400 Skymark Avenue, Unit 6, Mississauga, Ontario A6, L5R 3G5

## Item 2. Person Filing
Name of person filing:
Neil Gagnon has sole voting and dispositive power over 315,195 shares of the Issuer's Common Shares (the "Common Shares"). In addition, Mr. Gagnon has shared voting power over 2,868,389 shares of Common Shares and shared dispositive power over 3,031,548 shares of Common Shares.

Mr. Gagnon is the managing member and principal owner of Gagnon Securities LLC ("GS"), an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 1,771,667 shares of Common Shares held in the Accounts and dispositive power with respect to 1,920,060 shares of Common Shares held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the Chief Executive Officer of Gagnon Advisors, LLC ("Gagnon Advisors"), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC ("GIA"), a private investment fund, may be deemed to share voting and dispositive power with respect to the 896,671 shares of Common Shares held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.
Address of principal business office or, if none, residence: 1370 Ave. of Americas, 26th Floor, New York, NY 10019
Citizenship:
Gagnon Securities LLC Delaware limited liability company
Gagnon Advisors, LLC Delaware limited liability company
Neil Gagnon USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gagnon Securities LLC 1,920,060
Gagnon Advisors, LLC 896,671
Neil Gagnon 3,346,743
Percent of class:
Gagnon Securities LLC 6.4%
Gagnon Advisors, LLC 3.0%
Neil Gagnon 11.2%
Calculation of percentage of beneficial ownership is based on 30,028,476 Common Shares outstanding as of December 10, 2024, based on the Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on December 6, 2024 and Form 6-K filed with the Securities and Exchange Commission on December 10, 2024.
Sole power to vote or to direct the vote:
Gagnon Securities LLC 0
Gagnon Advisors, LLC 0
Neil Gagnon 315,195
Shared power to vote or to direct the vote:
Gagnon Securities LLC 1,771,667
Gagnon Advisors, LLC 896,671
Neil Gagnon 2,868,389
Sole power to dispose or to direct the disposition:
Gagnon Securities LLC 0
Gagnon Advisors, LLC 0
Neil Gagnon 315,195
Shared power to dispose or to direct the disposition:
Gagnon Securities LLC 1,920,060
Gagnon Advisors, LLC 896,671
Neil Gagnon 3,031,548

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Persons disclaim beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gagnon Securities LLC: /s/ Neil Gagnon, Neil Gagnon/Managing Member (01/23/2025)
- Gagnon Advisors, LLC: /s/ Neil Gagnon, Neil Gagnon/Chief Executive Officer (01/23/2025)
- Neil Gagnon: /s/ Neil Gagnon, Neil Gagnon (01/23/2025)